SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2007, incorporated by reference herein:

Exhibit

99.1    Release dated October 22, 2007, entitled “EMPEROR ANNOUNCES COMPLETION OF
           SELL DOWN OF DRDGOLD SHAREHOLDING”.
99.2    Release dated October 22, 2007, entitled “ DRDGOLD ENGAGES WITH THE
           DEPARTMENT OF MINERALS AND ENERGY ON THE ISSUE OF A SECTION 54
           NOTICE ON BLYVOORUITZICHT GOLD MINE”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 23, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

EMPEROR ANNOUNCES COMPLETION OF SELL DOWN OF DRDGOLD SHAREHOLDING

An extract from an announcement released today by Emperor Mines Limited (“Emperor”), a 78.72% indirect subsidiary of DRDGOLD listed on the ASX Limited, is set out below.

“Emperor today announced that it has taken a major step towards completing its merger with Intrepid Mines
Limited (“Intrepid”), following the successful sale of DRDGOLD’s shareholding in Emperor to a range of domestic and international institutions and sophisticated investors (“the sell down”).

On 18 September 2007, Emperor announced that DRDGOLD intended to offer its shareholding in Emperor for sale, and that the merger with Intrepid was conditional upon the successful completion of this sale.
DRDGOLD engaged ABN AMRO Morgans and Tricom Equities (“the brokers”), to conduct the sale to professional and sophisticated investors. The brokers commenced a book build following the lodgement of an offer prospectus by DRDGOLD on Thursday 18 October.

The institutional book build was completed within 24 hours and was oversubscribed, with strong support from a range of international and domestic institutions and high net worth clients of ABN AMRO Morgans and Tricom. The placement price achieved was A$0.068 cents per share.

Importantly, the sell down will introduce more than 20 new institutional investors onto the Emperor register, and will considerably increase Emperor’s free-float and liquidity. On completion, there will be no shareholder in Emperor holding more than 15% of the equity in Emperor. The settlement of the placement is expected to occur before the end of October 2007.”

A further announcement by DRDGOLD setting out the financial effects of the sell down will be released as soon as possible.

The full text of the announcement by Emperor which sets out further information relating to its merger with
Intrepid can be found on the Emperor web site www.emperor.com.au.

Randburg
22 October 2007

Sponsor
BDO QuestCo (Pty) Limited

Exhibit 99.2

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

DRDGOLD ENGAGES WITH THE DEPARTMENT OF MINERALS AND ENERGY ON THE ISSUE
OF A SECTION 54 NOTICE ON BLYVOORUITZICHT GOLD MINE

DRDGOLD can confirm that, following the death of an employee in a rockburst at Blyvooruitzicht Gold
Mine (“Blyvoor”) on Friday, the Department of Minerals and Energy (“the DME”) has issued a notice in terms of Section 54 of the Mine Health and Safety Act (“the notice”).

The notice instructs that:
- all employees be removed from the stopes at the mine’s Number 4, 5 and 6 Shafts;
- a risk assessment involving an independent auditor, management, unions and associations be conducted;
and
- the results are presented to the Principal Inspector of Mines.

In view of the fact that the notice was served before the Principal Inspector had considered the circumstances of Friday’s incident, DRDGOLD has requested the DME to withdraw the notice with respect to all stope areas with the exception of the stope area affected.

The notice follows the award to Blyvoor of the Minister of Minerals and Energy’s Safety Award for the
greatest safety improvement in the ultra-deep gold and platinum category over the past three years.

DRDGOLD has expressed its disappointment at the refusal of the National Union of Mineworkers to participate in a safety audit at Blyvoor on Saturday morning, following Friday’s incident.

Randburg
22 October 2007

Sponsor
BDO QuestCo (Pty) Limited